Mainstreet Phoenix Workers Co-op, LCA (the "Cooperative") a Colorado Cooperative

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mainstreet Phoenix, Co-op, LCA

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year and month then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 3, 2021
Vincenzo Mongio

Mainstreet Phoenix Co-op, LCA
Statement of Financial Position

	Year Ended December 31, 2020
ASSETS	
Current Assets	
Cash and Cash Equivalents	63,448
Prepaid Asset	3,858
Total Current Assets	67,306
Non-current Assets	
Total Non-Current Assets	-
TOTAL ASSETS	67,306
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards Payable	2,744
Accrued Expenses	5,538
Accrued Payroll	488
Total Current Liabilities	8,770
Long-term Liabilities	
Total Long-Term Liabilities	-
TOTAL LIABILITIES	8,770
EQUITY	
Class B Preferred Stock	50,000
Accumulated Deficit	8,536
Total Equity	58,536
TOTAL LIABILITIES AND EQUITY	67,306

Mainstreet Phoenix Co-op, LCA
Statement of Operations

	Year Ended December 31, 2020
Revenue	
Cost of Revenue	
Gross Profit	-
Operating Expenses	
Advertising and Marketing	98
Professional Fees	18,450
General and Administrative	1,035
Contractors	470
Payroll	16,721
Amortization	
Total Operating Expenses	36,774
Operating Income (loss)	(36,774)
Other Income	
Interest Income	
Other	45,310
Total Other Income	45,310
Other Expense	
Interest Expense	
Other	
Total Other Expense	-
Provision for Income Tax	-
Net Income (loss)	8,536

Mainstreet Phoenix Co-op, LCA
Statement of Cash Flows

	Year Ended December 31, 2020
OPERATING ACTIVITIES	
Net Income (Loss)	8,536
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaids	(3,858)
Credit Cards Payable	2,744
Accrued Expenses	5,538
Accrued Payroll	488
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,912
Net Cash provided by (used in) Operating Activities	13,448
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Class B Shares	50,000
Net Cash provided by (used in) Financing Activities	50,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	63,448
Cash at end of period	63,448

Mainstreet Phoenix Co-op, LCA
Statement of Changes in Shareholder Equity

	Class A Common Stock			Class B Preferred Stock				
	# of Shares Amount	$ Amount	Stock Subscription Receivable	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 4/16/20 (inception)	-	-	-	-	-	-	-	-
Issuance of Class B Preferred Stock				50	50,000	-	-	50,000
Issuance of Class A Common Stock	4	6,000	(6,000)	-	-	-	-	-
Net Income (Loss)				-		-	8,536	8,536
Ending Balance 12/31/2020	4	6,000	(6,000)	50	50,000	-	8,536	58,536

Mainstreet Phoenix Co-op, LCA
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Main Street Phoenix Workers Co-op, LCA (the "Cooperative") is a public benefit limited cooperative association organized under the Uniform Limited Cooperative Association Act, C.R.S. Title 7, Article 58 ("ULCAA") and the Public Benefit Corporation Act, C.R.S. Title 7, Article 90, Part 5 ("PBCA"). The Cooperative's business shall be conducted on a cooperative basis for the mutual benefit of the Cooperative's members. The cooperative was registered on April 16, 2020. The purpose of the Cooperative is to (i) accelerate, streamline and scale worker centered and worker owned economic revival from economic crisis situations, (ii) acquire distressed main street businesses with the objective of converting to worker ownership scale, (iii) leverage economies of worker scale in hospitality, food, child care, and other vulnerable main street business sectors, and (iv) build resilience and adaptivity for worker-owners and local economies.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 and 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Consolidation

The financials herein are consolidated with the Company and its wholly owned subsidiary, Phoenix 1 LLC.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenue through a "management fee" paid by each subsidiary, which is a function of that subsidiary's free cash flow. The management fee is paid for resource sharing and even some at-cost products and services. The primary performance obligation of the Company is providing administrative and oversight resources to the subsidiaries it acquires. The Company will collect management fees on a regular, monthly, or quarterly basis.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Cooperative is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws require the cooperative to annually distribute net income from patronage to its member, based on their patronage with the Cooperative, at the discretion of the Board of Directors. The distributions reduce the distributions reduce the Cooperative's tax liability. However, losses may be carried forward to offset future distributions of net income from patronage.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Cooperative engages a law firm that is wholly owned by one of the cooperative's owners. The law firm has done approximately $8,000 of work for the cooperative as well as donated 500 hours pro bono. The Company pays the law firm a market hourly rate as work is performed up to a cap each month which means total legal fees are below market rate.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – EQUITY

The Cooperative is authorized to issue 2,000 shares of Class A common shares with a par value of $1,500. At all at-large membership meetings, each Class A Member holding one share of Common Stock shall be entitled to vote on all matters brought before Members. 4 shares of Class A common shares were issued and outstanding as of December 31, 2020.

The Cooperative is authorized to issue 60,000 shares of Class B preferred stock with a par value of $1,000. The holders of Class B preferred stock will become Class B Investor Members and have no voting rights except as required by law. No dividends will accrue from closing date for a period of 12 months. 50 shares of Class B preferred shares were issued and outstanding as of December 31, 2020. The Cooperative has since had a 10 to 1 stock split of Class B preferred stock, so those 50 shares are now 500.

The cooperative is authorized to issue 500 shares of Class C preferred stock, with a par value of $1,000. The holders of Class C preferred stock will become Class C Investor Members and have no voting rights except as required by law. No dividends will accrue from closing date for a period of 12 months.

The cooperative is authorized to issue 2,000 shares of Class D preferred stock, with a par value of $1,000. Future holders of Class D preferred stock will become Class D Investor Members and have no voting rights except as required by law. No dividends will accrue from closing date for a period of 12 months.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 3, 2021, the date these financial statements were available to be issued.

The Company has raised $115,000 in Class B share issuance and $31,000 in Class C share issuance.

The Company, through its subsidiary, has signed a letter of intent to engage in an asset purchase for consideration in the amount of $60,000 cash and $80,000 promissory note. The purchase price allocation and pro forma balance sheet is summarized below.

The following unaudited pro forma condensed financial statements are based on our historical statements as adjusted to give effect to the Company's asset purchase and the related transactions. The unaudited pro forma balance sheet as of December 31st 2020 gives effect to the purchase and financing transactions that may occur in 2021 as if they had occurred on December 31st 2020 as part of the Company's consolidated balance sheet.

The assumptions and estimates underlying the unaudited pro forma financial statements are described in the notes below which should be read together with the pro forma financial statements.

Mainstreet Phoenix Co-op, LCA
Pro Forma Statement of Financial Position

	Year Ended December 31, 2020	Pro forma Adjustments	Note	Pro Forma at December 31, 2020
ASSETS				
Current Assets				
Cash and Cash Equivalents	63,448	86,000	(a) (b)	149,448
Prepaid Asset	3,858			3,858
Total Current Assets	67,306			153,306
Non-current Assets				
Property and Equipment		100,000	(b)	100,000
Goodwill		29,500	(b)	29,500
Other Assets		10,500	(b)	10,500
Total Non-Current Assets				140,000
TOTAL ASSETS	67,306			293,306
LIABILITIES AND EQUITY				-
Liabilities				-
Current Liabilities				-
Credit Cards Payable	2,744			2,744
Accrued Expenses	5,538			5,538
Accrued Payroll	488			488
Promissory Note	-	80,000	(b)	80,000
Total Current Liabilities	8,770			88,770
TOTAL LIABILITIES	8,770			88,770
EQUITY				-
Class B Preferred Stock	50,000			50,000
Class B Preferred Stock		115,000	(a)	115,000
Class C Preferred Stock		31,000	(a)	31,000
Accumulated Deficit	8,536			8,536
Total Equity	58,536			204,536
TOTAL LIABILITIES AND EQUITY	67,306			293,306

Note a: Reflects $146k in cash receipts from the issuance of shares net of $60k in outflows mentioned in note b.

Note b: The anticipated purchase price allocation is as follows:

Consideration:	
Cash	60,000
Promissory Note	80,000
Total consideration	140,000
Preliminary Purchase Price Allocation	
PPE	100,000
Goodwill	29,500
Other Assets	10,500
Total Allocation	140,000

NOTE 7 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.